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                               December 12, 2023

       Yehuda Levy
       Chief Executive Officer
       EzFill Holdings, Inc.
       67 NW 183rd St.
       Miami, Florida 33169

                                                        Re: EzFill Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 28,
2023
                                                            File No. 333-275761

       Dear Yehuda Levy:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed November 28, 2023

       Risks Related to the Pending Acquisition of Next Charging, page 9

   1. Please revise to add a risk factor to discuss the potential dilution public shareholders could experience as a result
of this offering and the contemplated acquisition of Next Charging.
                                                        Please disclose the
post-offering and post-acquisition ownership percentages for the different shareholder
contingency groups, i.e. public shareholders, existing officers and directors and major
shareholders and members of Next Charging who will receive shares in the exchange. Please
include enough information so new public investors can fully appreciate the
ownership of the company after the offering and the acquisition of Next
                                                        Charging. Lastly,
please include a cross-reference in the prospectus summary to this revised disclosure.
 Yehuda Levy
FirstName  LastNameYehuda  Levy
EzFill Holdings, Inc.
Comapany12,
December   NameEzFill
              2023    Holdings, Inc.
December
Page 2    12, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jeff Cahlon